FORM 45-102F2

                  Certificate under Subsection 2.7(2) or (3) of

               Multilateral Instrument 45-102 Resale of Securities


1. Vasogen Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of:

     (i) a distribution on January 10, 2003 of options to purchase 588,400 common shares of Vasogen Inc.; and
     (ii) a distribution on February 5, 2003 of options to purchase 110,000 common shares of Vasogen Inc.; and
     (iii) a distribution on February 12, 2003 of options to purchase 15,000 common shares of Vasogen Inc.; and
     (iv) a distribution on May 7, 2003 of options to purchase 500,454 common shares of Vasogen Inc.; and
     (v) a distribution on May 20, 2003 of options to purchase 10,563 common shares of Vasogen Inc.; and
     (vi) a distribution on June 24, 2003 of options to purchase 77,500 common shares of Vasogen Inc.; and
     (vii) a distribution on October 16, 2003 of options to purchase 161,850 common shares of Vasogen Inc.; and
     (viii) a distribution on November 19, 2003 of options to purchase 4,167 common shares of Vasogen Inc.; and Vasogen Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at each of the distribution dates.


Dated at Toronto this 28th day of November, 2003


Vasogen Inc.



By:   /s/ Chris Waddick
      --------------------------------
      Chris Waddick
      Chief Financial Officer